

SECURI[illegible] [illegible]ON

05076776

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-30780

SEP 9 2005

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/04 (MM/DD/YY) AND ENDING 06/30/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: VSR Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8620 W. 110th Street, Suite 200
(No. and Street)

Overland Park, (City) KS (State) 66210 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Eileen M. Quint, CFO 913-498-2900
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Miller Haviland Ketter PC,PA
(Name – *if individual, state last, first, middle name*)

1901 W. 47th Place, Suite 204 (Address) Westwood, (City) KS (State) 66205 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 13 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Eileen M. Quint, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of VSR Financial Services, Inc., as of June 30, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KAREN L. HIEMER
Notary Public - State of Kansas
My Appt. Expires 5-20-09

Notary Public

Signature

Chief Financial Officer
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auditors' Report on Internal Control required by SEC Rule 17a-5

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

This report is deemed to be

CONFIDENTIAL

in accordance with Rule 17a-5(e)(3).
A statement of financial condition and supplementary report on the internal control structure bound separately has been filed with the Securities and Exchange Commission simultaneously herewith as a public document.

VSR FINANCIAL SERVICES, INC.

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION
AS OF JUNE 30, 2005 AND 2004
AND FOR THE YEARS THEN ENDED
WITH INDEPENDENT AUDITORS' REPORT

VSR FINANCIAL SERVICES, INC.
FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION
AS OF JUNE 30, 2005 AND 2004
AND FOR THE YEARS THEN ENDED
WITH INDEPENDENT AUDITORS' REPORT

TABLE OF CONTENTS

SUPPLEMENTARY INFORMATION

INTERNAL CONTROL STRUCTURE

MHK MILLER HAVILAND KETTER PC, PA
CERTIFIED PUBLIC ACCOUNTANTS
Member, American Institute CPA's • Member, Kansas Society CPA's • Member, Missouri Society CPA's • Admitted to Practice U.S. Tax Court

INDEPENDENT AUDITORS' REPORT

Board of Directors
VSR Financial Services, Inc.

We have audited the accompanying statements of financial condition of

VSR FINANCIAL SERVICES, INC.

as of June 30, 2005 and 2004, and the related statements of income, stockholder's equity and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amount and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of VSR Financial Services, Inc., as of June 30, 2005 and 2004, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Miller Haviland Ketter PC, PA

CERTIFIED PUBLIC ACCOUNTANTS

Westwood, Kansas
August 5, 2005

1901 West 47th Place • Suite 204 • Westwood, KS • 66205 • (913) 432-2727 • Fax (913) 432-2967 • E-Mail (name) @mhkcpas.com

VSR FINANCIAL SERVICES, INC.
STATEMENTS OF FINANCIAL CONDITION
AS OF JUNE 30, 2005 AND 2004

	2005	2004
ASSETS		
Cash	$ 2,212,484	$ 1,268,922
Restricted Cash for Customer Refunds	28,094	98,828
Receivable from Brokers and Dealers	1,962,862	1,703,870
Marketable Securities, at fair value	690,045	426,867
Securities Not Readily Marketable, at fair value	312,600	390,222
Other Assets	240,735	52,000
TOTAL ASSETS	$ 5,446,820	$ 3,940,709
LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES		
Commissions Payable	$ 1,811,632	$ 1,493,934
Income Taxes Payable	504,583	-
Accounts Payable	134,789	114,570
Accrued Customer Refunds	28,094	98,828
TOTAL LIABILITIES	2,479,098	1,707,332
STOCKHOLDER'S EQUITY		
Paid in Capital		
Common stock, par value $.001, authorized 10,000,000 shares, 1,309,110 shares issued, 798,510 shares outstanding (excluding treasury stock below)	1,309	1,309
Additional Paid in Capital	602,881	602,881
	604,190	604,190
Retained Earnings	3,513,520	2,779,175
	4,117,710	3,383,365
Less: Treasury Stock, at cost, 510,600 shares	(1,149,988)	(1,149,988)
TOTAL STOCKHOLDER'S EQUITY	2,967,722	2,233,377
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 5,446,820	$ 3,940,709

The accompanying notes are an integral part of these financial statements.

VSR FINANCIAL SERVICES, INC.
STATEMENTS OF INCOME
FOR THE YEARS ENDED JUNE 30, 2005 AND 2004

	2005	2004
REVENUES		
Commissions, Fees and Advisory Income	$ 53,760,114	$ 41,689,437
Other Revenues	2,209,353	1,259,331
Interest Income	870,642	621,083
TOTAL INCOME	56,840,109	43,569,851
EXPENSES		
Commissions Expense	46,643,554	35,835,467
Employee Compensation and Benefits	4,476,686	3,865,805
Registrations and Licenses	100,919	73,354
Other Operating Expenses	1,957,916	1,705,728
TOTAL EXPENSES	53,179,075	41,480,354
OPERATING INCOME	3,661,034	2,089,497
PROVISION FOR INCOME TAXES	1,485,039	761,862
NET INCOME	$ 2,175,995	$ 1,327,635

The accompanying notes are an integral part of these financial statements.

VSR FINANCIAL SERVICES, INC.
STATEMENTS OF STOCKHOLDER'S EQUITY
FOR THE YEARS ENDED JUNE 30, 2005 AND 2004

	Common Stock, par value $.001	Additional Paid-In Capital	Retained Earnings	Treasury Stock	Totals
Balances at June 30, 2003	$ 1,309	$ 602,881	$ 2,543,650	$(1,149,988)	$ 1,997,852
Dividends paid	-	-	(1,092,110)	-	(1,092,110)
Net income for the year ended June 30, 2004	-	-	1,327,635	-	1,327,635
Balances at June 30, 2004	1,309	602,881	2,779,175	(1,149,988)	2,233,377
Dividends paid	-	-	(1,441,650)	-	(1,441,650)
Net income for the year ended June 30, 2005	-	-	2,175,995	-	2,175,995
Balances at June 30, 2005	$ 1,309	$ 602,881	$ 3,513,520	$(1,149,988)	$ 2,967,722

The accompanying notes are an integral part of these financial statements.

VSR FINANCIAL SERVICES, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED JUNE 30, 2005 AND 2004

	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	$ 2,175,995	$ 1,327,635
Adjustments to reconcile net income to net cash provided by operating activities:		
Loss on disposition of investments	3,943	40,000
Unrealized loss on not readily marketable investments	73,679	-
Changes in operating assets and liabilities:		
Commissions Receivable	(258,992)	(514,452)
Other Assets	(188,735)	(5,500)
Commissions Payable	317,698	574,686
Income Taxes Payable	504,583	-
Accounts Payable	20,219	19,494
Total Adjustments	472,395	114,228
NET CASH PROVIDED BY OPERATING ACTIVITIES	2,648,390	1,441,863
CASH FLOWS FROM INVESTING ACTIVITIES		
Acquisition of securities, net	(263,178)	(312,934)
NET CASH USED IN INVESTING ACTIVITIES	(263,178)	(312,934)
CASH FLOWS FROM FINANCING ACTIVITIES		
Dividends paid	(1,441,650)	(1,092,110)
NET CASH USED IN FINANCING ACTIVITIES	(1,441,650)	(1,092,110)
INCREASE IN CASH	943,562	36,819
CASH, BEGINNING OF YEAR	1,268,922	1,232,103
CASH, END OF YEAR	$ 2,212,484	$ 1,268,922

The accompanying notes are an integral part of these financial statements.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

VSR Financial Services, Inc. ["Financial" and "Company"] is a fully-disclosed, full-service securities broker/dealer and investment advisory services firm founded in 1983. Financial operates through its network of approximately 250 independent representatives and registered advisory agents in 30 states who serve approximately 40,000 clients throughout North America. It is licensed in all 50 states of the USA, and is a member in good standing of the National Association of Securities Dealers [NASD]. All general securities accounts are insured by the Securities Investor Protection Corporation [SIPC].

Effective June 30, 2003, Financial is a wholly-owned subsidiary of VSR Group, Inc. ["Group"]; the accounts of Group are not presented or otherwise included in these financial statements. Financial files consolidated corporation income tax returns with Group.

Use of Estimates

The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues, and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

Revenue and Expense Recognition

Revenue and expenses in connection with securities transactions are recorded on a trade-date basis. Advisory fee income is recognized upon completion of services rendered; since the Company does not extend credit to its advisory service clients, payment is received at the time of completion in most cases. Asset management fee income is recognized on the accrual basis in the period when earned.

Cash

Cash consists of demand deposit checking accounts and cash on hand, specifically excluding bank certificates of deposit with original maturities in excess of 90 days, and also excluding restricted cash that has been segregated into a special reserve bank account for the benefit of the Company's customers under Rule 15c3-3(k)(2)(i) of the Securities and Exchange Commission.

Marketable Securities

Marketable securities investments consist of bank certificates of deposit with original maturities of 12 months that are classified as debt securities held to maturity, and also preferred stocks, common stocks, options and mutual funds which are classified as equity securities available-for-sale. All marketable securities are carried at fair value; for debt securities, fair value approximates cost.

Securities Not Readily Marketable

Securities not readily marketable consist of limited interests in limited partnerships and stock warrants, and are stated at fair value equal to cost that does not exceed estimated net realizable value.

NOTE B - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires (1) maintenance of minimum net capital, and (2) that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1; and the rule of "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital requirements at June 30, 2005 and 2004 are summarized as follows:

	2005	2004
Net Capital	$ 2,052,915	$ 1,599,705
Aggregate Indebtedness	2,479,098	1,707,332
Minimum Net Capital Required	165,273	113,821
Minimum Dollar Net Capital Required	250,000	n/a
Net Capital Requirement	250,000	113,821
Excess Net Capital at 1500%	1,802,915	1,485,884
Excess Net Capital at 1000%	1,805,005	1,428,972
Net Capital Ratio	1.21 to 1	1.07 to 1

The Company is exempt from the cash reserve requirements and remaining provisions of Rule 15c3-3 of the Securities and Exchange Commission as it operates under the limitations of paragraph (k)(2)(ii) of Rule 15c3-3. The requirements of paragraph (k)(2)(ii) provide that the Company clear all transactions with and for customers on a fully-disclosed basis with a clearing broker/dealer and promptly transmit all customer funds and securities to the clearing broker/dealer.

Effective July 2004, the NASD increased the Company's Net Capital Requirement to $250,000.

NOTE C - MARKETABLE SECURITIES

As of June 30, 2005 and 2004 marketable securities consisted of the following:

	2005	
	Fair Value	Cost
Equity Securities Available for Sale		
Common stocks and options	$ 33,322	$ 16,383
Preferred stock	68,078	69,971
Mutual funds	248,072	250,000
Total Equity Securities Available for Sale	349,472	336,354
Debt Securities Held to Maturity		
Certificates of deposit	340,573	340,573
TOTAL MARKETABLE SECURITIES	$ 690,045	$ 676,927

	2004	
	Fair Value	Cost
Equity Securities Available for Sale		
Common stocks and options	$ 11,707	$ 16,383
Preferred stock	79,452	85,245
Mutual funds	-	-
Total Equity Securities Available for Sale	91,159	101,628
Debt Securities Held to Maturity		
Certificates of deposit	335,708	335,708
TOTAL MARKETABLE SECURITIES	$ 426,867	$ 437,336

For the fiscal years ended June 30, 2005 and 2004, unrealized gains (losses) were $13,118 and ($10,469), respectively.

NOTE D - RECEIVABLES AND CONCENTRATIONS OF CREDIT RISK

As of June 30, 2005 and 2004, receivable from brokers and dealers is summarized as follows:

	2005	2004
First Clearing Corporation	$ 639,264	$ 725,942
Other brokers and dealers	1,323,598	977,928
	$ 1,962,862	$ 1,703,870

From time to time, the Company maintains cash balances with financial institutions in excess of the Federal Depositor Insurance Corporation (FDIC) limit of $100,000 per financial institution. The Company has suffered no loss as a result of this risk.

NOTE E - OPERATING LEASES

The Company leases office space and office equipment under the terms of month-to-month operating leases with related parties disclosed in Note F.

Following is a summary of rental expense under all operating leases:

	2005	2004
Related party (see Note F)	$ 279,133	$ 186,278
Other	9,736	19,129
	$ 288,869	$ 205,407

NOTE F - RELATED PARTY TRANSACTIONS

In 2004 the Company began leasing office space, as disclosed in Note E, from its parent company, VSR Group Inc. Prior to this date the Company leased office space from SRB Partnership. The Company leases office equipment and purchases consulting services from VSR Group, Inc. Following is a summary of transactions and balances with related parties (other than operating leases) for the fiscal years ended June 30, 2005 and 2004.

	2005	2004
Consulting fees & equipment leases	$ 219,000	$ 126,700

NOTE G - INCOME TAXES

For the years ended June 30, 2005 and 2004, income taxes paid were $833,158 and $850,000, respectively.

NOTE H - CONTINGENCIES

In the ordinary course of business, the Company becomes party to claims from time to time, most of which relate to sales of securities by representatives of the Company. As of June 30, 2005 and 2004, the Company was party to several such claims; management holds that its positions in each of these matters is meritorious, that it intends to defend its position vigorously, and that it anticipates favorable results. At this time it is not possible to predict the extent of the Company's liability, if any.

NOTE I - DEFINED CONTRIBUTION RETIREMENT PLAN

The Company sponsors a defined contribution 401(k) retirement plan covering all employees age 21 with 1 year of service. Company contributions are discretionary; current policy provides for Company matching contributions equal to 100% of the amount of employee contributions, limited to a total of 6.0% of each participant's compensation. The amounts of retirement contributions expense were $163,369 and $143,747 for fiscal years ended June 30, 2005 and 2004, respectively.

SUPPLEMENTARY INFORMATION

VSR FINANCIAL SERVICES, INC.
SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER
RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF JUNE 30, 2005 AND 2004

	2005	2004	
NET CAPITAL			
Total Stockholders' Equity	$ 2,967,722	$ 2,233,377	
Deductions and/or charges:			
A. Nonallowable assets			
Securities not readily marketable	312,600	390,222	
Commissions and other receivables	222,444	131,670	
Other assets	240,785	52,050	
Other deductions and charges	46,605	20,744	
	822,434	594,686	
Net Capital Before Haircuts on Securities Positions	2,145,288	1,638,691	
Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f))			
A. Certificates of deposit and preferred stock	92,373	38,986	
Net Capital	$ 2,052,915	$ 1,599,705	
AGGREGATE INDEBTEDNESS			
Items Included in Statements of Financial Condition			
Commissions Payable	$ 2,316,215	$ 1,493,934	
Accounts Payable	162,883	213,398	
Total Aggregate Indebtedness	$ 2,479,098	$ 1,707,332	
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT			
Net Capital Required	$ 250,000	$ 113,821	
Excess Net Capital at 1500%	$ 1,802,915	$ 1,485,884	
Excess Net Capital at 1000%	$ 1,805,005	$ 1,428,972	
Ratio: Aggregate Indebtedness to Net Capital	1.21 to 1	1.07 to 1	
RECONCILIATION WITH COMPANY'S COMPUTATION (included in Part II of Form X-17A-5 as of June 30, 2004 and 2003)			
Net Capital, as reported in Part II of Company's unaudited FOCUS report	$ 2,052,915	$ 1,599,705	
Net Capital, as computed above	$ 2,052,915	$ 1,599,705	

VSR FINANCIAL SERVICES, INC.
SCHEDULE II - COMPUTATION FOR
DETERMINATION OF RESERVE REQUIREMENTS UNDER
RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
FOR THE YEARS ENDED JUNE 30, 2005 AND 2004

The Company operated under the exemptive provisions of paragraph (k)(2)(ii) of Securities and Exchange Commission Rule 15c3-3 throughout the years ended June 30, 2005 and 2004.

VSR FINANCIAL SERVICES, INC.
SCHEDULE III - INFORMATION RELATING TO
POSSESSION OR CONTROL REQUIREMENT UNDER
RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
FOR THE YEARS ENDED JUNE 30, 2005 AND 2004

The Company has complied with the exemptive requirements of Rule 15c3-3 of the Securities and Exchange Commission and did not maintain possession or control of any customer funds or securities as of June 30, 2005 and 2004.

MHK **MILLER HAVILAND KETTER PC, PA**

CERTIFIED PUBLIC ACCOUNTANTS

Member, American Institute CPA's • Member, Kansas Society CPA's • Member, Missouri Society CPA's • Admitted to Practice U.S. Tax Court

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
VSR Financial Services, Inc.

In planning and performing our audits of the financial statements of VSR Financial Services, Inc., for the years ended June 30, 2005 and 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by VSR Financial Services, Inc., including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

1901 West 47th Place • Suite 204 • Westwood, KS • 66205 • (913) 432-2727 • Fax (913) 432-2967 • E-Mail (name)@mhkcpas.com

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2005 and 2004, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the New York Stock Exchange, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



CERTIFIED PUBLIC ACCOUNTANTS

Westwood, Kansas
August 5, 2005